

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via E-mail
R. Stephen Stagner
President and Chief Executive Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

> **Re: Mattress Firm Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 25, 2011**
> **File No. 333-174830**

Dear Mr. Stagner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment seven in our letter dated July 8, 2011; however, the market opportunity language continues to overwhelm the depiction of your business. Please balance the summary discussion with the *specific* risks that you face. For example, when discussing your growth strategies, such as your plans to double the current number of your company-operated stores within the next five to six years, also disclose the risks associated with this strategy, including that your ability to grow and remain profitable may be limited by competition in your industry. Also, as previously requested, describe the risks in the summary section regarding your loss on store closings, impairment of store assets, and your goodwill impairment charge in fiscal 2008.

2. We note your response to comment eight in our letter dated July 8, 2011 and the supplemental materials provided. Please disclose the basis for your competitive position assertions where you make these statements in the filing, including the statements

referenced in our previous comment eight. In addition, for your statement that "[w]e have the largest geographic footprint in the United States among multi-brand mattress specialty retailers," please explain how and why you chose the competitors in the mutli-brand mattress specialty retailer market and disclose, if true, that this assertion is based on your own analysis.

Our Company, page 1

Our Competitive Strengths, page 4

3. We note your response to comment 37 in our letter dated July 8, 2011 and the related revisions in your filing that you "typically expect to recoup [y]our initial investment from the cash flows generated from operating results of a new store in less than one year." However, it is still unclear how this "highly attractive new store economic model" is a competitive strength and how you generate sufficient cash flows to recoup your initial investment within one year. Please revise.

Our Growth Strategies, page 7

4. We note your response to comment 12 in our letter dated July 8, 2011 and the related revisions in your filing. Please describe the material assumptions you used in your estimate that you could operate approximately 2,500 store locations and disclose any risks in achieving this growth strategy. Also clarify in your filing whether, and if so how, the stated "market penetration rate of one store per 80,000 to 100,000 in the population" accounts for your competitors.

The Offering, page 10

5. We note your response to comment 13 in our letter dated July 8, 2011; however, your disclosure regarding the issuances and conversions of the Class A, B and C Units is still unclear. In order to help investors better understand your disclosure regarding these units, which are discussed throughout your filing, and the shares outstanding after the offering, please:

   - identify the name or the class of persons who received each class of units and the vesting terms for each class of units (we note that you provide some of this information in your response to comment 40);
   - briefly describe how each class of units may be converted to common stock following the initial public offering or the expiration of the lock-up agreement; and
   - clarify that the distribution of the shares of common stock to the equity holders of Mattress Holdings, LLC will not change the number of shares outstanding.

Also clarify why you do not address the Class A and C Units in the last paragraph of this section.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data, page 14

6. Please include historical and pro forma basic and diluted net income (loss) per common share and historical and pro forma basic and diluted weighted average shares outstanding.

7. We reviewed the revisions to your disclosure in response to comment 14 in our letter dated July 8, 2011. Please disclose the amounts of total debt classified as current so that the amounts of total debt can be reconciled to the amount of pro forma long-term debt, net of current maturities disclosed in the unaudited pro forma consolidated balance sheet presented on page 40.

8. We reviewed the revisions to your disclosure in footnote (7) in response to comment 17 in our letter dated July 8, 2011. We note that you continue to characterize certain items excluded from Adjusted EBITDA as unusual items. Please note that Item 10(e) of Regulation S-X prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years (refer to Question 102.03 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures). Please tell us how your characterization of items as unusual complies with the exclusion in Item 10(e)(1)(ii)(B) of Regulation S-K or revise your disclosure to describe why such items are excluded from Adjusted EBITDA. Conforming revisions should also be made to the disclosure in Selected Consolidated Financial and Operating Data.

9. We reviewed the revisions to your disclosure in footnote (7) in response to comment 18 in our letter dated July 8, 2011. You continue to disclose that Adjusted EBITDA is presented to provide additional information with respect to your ability to meet future debt service obligations. We believe this disclosure suggests that, in addition to presenting Adjusted EBITDA as a performance measure, you also present Adjusted EBITDA as a non-GAAP liquidity measure. Please make further clarifications to your disclosure or tell us how the adjustments for financial sponsor fees and expenses, acquisition related expenses and other expenses comply with the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K and provide a reconciliation of Adjusted EBITDA to cash flows from operating activities together with the three major categories of the statement of cash flows. Conforming revisions should also be made to the disclosure in Selected Consolidated Financial and Operating Data.

R. Stephen Stagner
Mattress Firm Holding Corp.
August 10, 2011
Page 4

Unaudited Pro Forma Consolidated Balance Sheet as of May 3, 2011, page 40

10. Please revise footnote (b) to show, desirably in tabular form, how you compute the amount of the pro forma adjustments to long-term debt to related parties, other noncurrent liabilities and additional paid-in capital.

Unaudited Pro Forma Consolidated Statements of Operations Fiscal Year Ended February 1, 2011, page 41

11. Please disclose the effective income tax rate used to compute the pro forma adjustment to income tax expense and the basis for the rate in footnote (b). Please make conforming revisions to footnote (b) to the pro forma statements of operations for the thirteen weeks ended May 3, 2011.

12. We note your disclosure in footnote (c) that pro forma basic and diluted net income (loss) per common share and pro forma basic and diluted weighted average shares outstanding give effect to the issuance of shares upon conversion of the Convertible Notes and upon conversion or exchange of the PIK Notes into common stock. The computations should also give effect to the number of shares of common stock whose proceeds will be used to repay the 2009 Loan Facility. Please revise or advise. In addition, please provide a reconciliation of historical weighted average shares outstanding to pro forma weighted average shares outstanding so that the computation of pro forma basic and diluted net income (loss) per common share is transparent to investors. Please make conforming revisions to footnote (c) to the pro forma statements of operations for the thirteen weeks ended May 3, 2011.

Management's Discussion and Analysis of Financial Information and Results of Operations, page 47

13. We reviewed your response to comment 25 in our letter dated July 8, 2011. Please provide us more detailed information regarding the allocation of the equity value that results from step one of your valuation approach among the various classes of equity units. Additionally, when you disclose the reasons for the differences between the valuation of the Class B units and the estimated initial public offering price, please be sure to explain in a reasonable amount of detail the difference between the enterprise value assuming an IPO and the enterprise value based on the initial public offering price.

Results of Operations, page 50

14. We reviewed the revisions to your disclosure in response to comment 29 in our letter dated July 8, 2011. Please disclose further why state income taxes resulted in a reduction of your effective tax rate in fiscal 2008, whereas state income taxes resulted in an increase in your effective tax rate in fiscal 2009 and 2010 with a focus on the volatility between years presented. Additionally please tell us in detail and disclose how you

consider the future reversal of existing taxable temporary differences in determining the amount of the valuation allowance that is required each period.

Critical Accounting Policies and Use of Estimates, page 66

15. Please revise your disclosure to further clarify your determination of reporting units for purposes of goodwill impairment testing. In doing so, please identify your operating segments as contemplated in ASC 280-10-50-1 through 9 and the components within your operating segments. Please also disclose components identified as reporting units for purposes of goodwill impairment testing and whether components have been aggregated and deemed a single reporting unit due to similar economic characteristics. In addition, regarding your disclosure that "reporting units are required to be aggregated for impairment testing if they have similar economic characteristics," please note that components of an operating segment can be aggregated into one or more reporting units for impairment testing, but neither reporting units nor operating segments can be aggregated for impairment testing, and revise your disclosure as appropriate. Finally, please tell us whether you have in fact aggregated reporting units and, if so, the impacts on your impairment tests.

Related Party Transactions, page 109

Equity Support Agreements with J.W. Childs, page 109

16. We note in your response to comment 43 in our letter dated July 8, 2011 that you are filing the Equity Support Agreements as an exhibit to this amendment. It does not appear that the equity side letter has been filed. Please advise.

Principal Stockholders, page 119

17. Please disclose the amount of common stock beneficially owned by your principal stockholders following the expiration of the lock-up agreement and the distribution of the common stock to the equity owners of Mattress Holdings, LLC or explain why these amounts cannot be determined.

18. We note your response to comment 46 in our letter dated July 8, 2011 and the related revisions in your filing. Please identify the natural person, natural persons, or the publicly registered company that exercise the sole or shared voting or investment powers with respect to the shares controlled by Neuberger Berman Group LLC and the bankruptcy estate of Lehman Brothers Holdings, Inc., even if voting or investment power for these entities is controlled by an investment committee consisting of a large number of individuals who each have a vote to approve the exercise of such power and therefore no single person exclusively possesses the power to vote, acquire or dispose of securities held by the fund.

Financial Statements, page F-3

Note 1. Business and Summary of Significant Accounting Policies, page F-7

Reportable Segments, page F-16

19. We reviewed the revisions to your disclosure in response to comment 52 in our letter dated July 8, 2011. We note the disclosure that you aggregate company-operated stores into a single operating segment as a result of the similar nature of the products sold and other similar economic characteristics that are expected to continue into future periods. Please revise your disclosure to state whether each company-operated store and/or each metropolitan market represents an operating segment as contemplated in ASC 280-10-50-1 through 9 and to state whether operating segments have been aggregated into one reportable segment. Also clarify whether your chief operating decision maker regularly reviews operating results at the metropolitan market level and/or by individual company-operated retail store, and if so, tell us how this was considered in your determination of operating segments.

20. We note your disclosure that the results of operations of franchisee-owned stores and alternative sales channels are not significant in relation to company-operated stores. Please revise your disclosure to state whether either or both of these operating activities represents an operating segment as contemplated in ASC 280-10-50-1 through 9. If not, please tell us in detail how you arrived at this conclusion and in doing so, address whether discrete financial information is provided to your chief operating decision maker regarding either or both of these operating activities. Also, refer to ASC 280-10-50-15 and tell us why information about these business activities is not disclosed in an "all other" category separate from your operating segment(s). If either or both of these operating activities represent an operating segment, please show us how you concluded the quantitative thresholds for reporting in ASC 280-10-50-12 are not met. As applicable, tell us your basis for combining information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do meet the quantitative thresholds.

21. We reviewed your response to comment 53 in our letter dated July 8, 2011. In light of your disclosures on page 78 regarding the categories of products you carry and the percentage of sales derived from conventional mattresses and furniture and accessories, please tell us further why you believe the audited footnote disclosure regarding products and services required by ASC 280-10-50-40 should not be provided. In addition, please disclose the percentage of sales of specialty mattresses for fiscal 2010 in your discussion of products on page 78.

Note 6. Income Taxes, page F-26

22. Please refer to ASC 740-270-50-1 and tell us your consideration of disclosing the reasons for variations in customary income tax expense relationships in the interim periods presented.

Note 14. Stock-Based Compensation, page F-33

23. We reviewed your response to comment 66 in our letter dated July 8, 2011. In light of the materiality of the reversal of share-based compensation expense relative to pretax income in 2010, it appears to us that accounting for share-based compensation has a material impact on your financial statements. Thus, in light of the complexity of the judgments and estimates involved, we believe best practices would be to discuss share-based compensation under Critical Accounting Policies and Use of Estimates. In any event, please tell us and consider discussing in Management's Discussion and Analysis of Financial Condition and Results of Operations why: (i) the weighted average grant date fair value of Class B units unvested at February 2, 2010 is significantly higher than the weighted average grant date fair value of Class B units granted during fiscal 2010; (ii) the weighted average grant date fair value of Class B units issued was zero during fiscal 2008; and (iii) share-based compensation was significantly higher in fiscal 2008 ($1.3 million) as compared to shared-based compensation in fiscal 2009 and 2010.

Exhibit List, page E-1

24. We note your response to comment 71 in our letter dated July 8, 2011. Because you have only filed an incomplete form of your articles and bylaws (exhibits 3.1 and 3.2), you must file your articles of incorporation and bylaws as currently in effect.

25. It appears that exhibits 10.7 and 10.9 do not include all of the referenced schedules, annexes and exhibits. Please advise or refile complete copies of these agreements.

26. We note your exhibit list indicates that you are requesting confidential treatment for portions of exhibit 10.18. Exhibit 10.18, as filed with Amendment 1 to your Form S-1 filed on July 8, 2011, does not appear to redact any information and does not indicate that confidential treatment has been requested. Your request for confidential treatment dated July 8, 2011 also does not request confidential treatment for this exhibit. Please clarify or revise.

       You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

James Allegretto
Senior Assistant Chief Accountant

cc: Andrew J. Terry
        Ropes & Gray LLP